E*TRADE Family of Funds
                           Electronic Delivery Consent


You must consent to electronic delivery of shareholder documents via posting on E*TRADE's Web site with notice to an Internet e-mail address in order to invest in any of the E*TRADE Funds. To receive documents electronically, you'll need a computer with a processor equivalent to a Pentium 90 or above, an email application and internet browser software. To download and print documents at your leisure, you'll also need a printer with graphics capabilities.

Shareholder documents will be provided only by accessing the Fund's Web site. Upon receiving Internet e-mail notification, you will be directed to any Fund documents which have been updated or added to the Fund's Web site and may directly access the documents on the Web site by hyperlink from the notification message. If the hyperlink function does not work for any reason, you will need to access the document by going to the Web site. It is your sole responsibility to maintain an e-mail address, provide it to E*TRADE, and view your e-mail on a regular basis to get time-sensitive information. E*TRADE Funds, E*TRADE Securities, Inc. and all of their affiliates are not liable for undelivered electronic communications.

You will be required to consent to this method of information delivery before any shares of E*TRADE Funds may be purchased, or otherwise acquired, and if you liquidate your holdings and subsequently reinvest in the Fund. You may revoke your consent at any time, but revocation will result in compulsory redemption of your shares of the Fund. Compulsory redemption will also occur if E*TRADE Funds becomes aware that you can no longer receive the documents via electronic delivery. You may inform us of your decision to revoke consent by sending notice of your decision to revoke consent via first class U.S. mail to: E*TRADE Securities, Inc., 4500 Bohannon Drive, Menlo Park, CA 94025, Attn: Mutual Fund Brokerage Operations. Upon receipt of your letter, we will send notice to you that we have received your revocation and that you must redeem all of your shares of the Fund. In the case of any such redemption, you accept sole liability for any redemption fees, investment loss, and tax consequences.

You will be able to print and download shareholder documents, which you may wish to do in case the Web site may become temporarily unavailable to you for any reason. This process for delivery of Fund documents is not infallible, and you may be notified of alternative methods for delivery. You may obtain a printed version of any shareholder document by contacting customer service or submitting a request via e-mail.

The consent to receive shareholder documents electronically applies to all E*TRADE Funds documents of all series, including but not limited to, prospectuses, semi-annual and annual shareholder reports, transaction confirmations, periodic statements, proxy solicitations, and notifications of shareholder meetings and other corporate actions. However, we reserve the right to send you paper documents. You may not limit the breadth of your consent to electronic delivery to exclude certain documents or certain series of the E*TRADE Funds. You may incur costs for on-line access and time in accessing shareholder documents.

Information transmitted over the Internet, which may include personal information sent by you or to you, may not be entirely secure, and E*TRADE Funds, E*TRADE Securities, Inc. and all of their affiliates are not liable for misused information.

You hereby consent to the conditions outlined above concerning delivery of documents and redemption of shares with respect to all series of E*TRADE Fund in which you may invest. In addition, you represent that you have and will maintain Internet and e-mail access. You can update your email address information by going to "Set Password & Features" from the main page, and selecting the "Change E-mail Address" option.